

November 20, 2012

Via E-mail
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487

> **Re:** **The Geo Group, Inc.**
> **Form 10-K for the Year Ended January 1, 2012**
> **Filed March 1, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 8, 2012**
> **Form 8-K**
> **Filed August 13, 2012**
> **File No. 1-14260**

Dear Mr. Evans:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 1, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings as appropriate.

Management's Discussion and Analysis

Introduction, page 52

2.   You disclose your average company facility occupancy rate of 94.6%, excluding facilities
        that are either idle or under development. Please provide prior year's rates for
        comparison purposes. Please tell us what consideration you gave to providing this rate
        including your facilities that are idle and how those occupancy rate changes impacted
        your revenues and results of operations.

Critical Accounting Policies

Property and Equipment, page 56

3.   You are currently marketing approximately 7,700 vacant beds at nine of your idle
        facilities to potential customers. The carrying values of these idle facilities totaled
        $297.3 million as of January 1, 2012, excluding equipment and other assets that can be
        easily transferred for use at other facilities. It appears that only $4.4 million of these
        assets were classified as held for sale as of January 1, 2012. In this regard, please address
        the following:
        • Please disclose how you determined that the significant majority of these assets
          should not be treated as assets held for sale pursuant to ASC 360;
        • Please disclose the total number of idle facilities, which includes idle facilities not
          currently being marketed, as well as the corresponding carrying values of these idle
          facilities. Please provide investors with a comprehensive discussion and analysis of
          your impairment considerations related to idle facilities, including how frequently
          you assess for impairment; and
        • For any long-lived assets or asset groups related to these idle facilities for which you
          have determined that undiscounted cash flows are not substantially in excess of the
          carrying value and to the extent that the asset amounts, in the aggregate or
          individually, could materially impact your operating results or total shareholder's
          equity, please disclose the following:
          o The carrying values of the assets;
          o The percentage by which undiscounted cash flows exceeds the carrying value;
          o The carrying values of the assets;
          o A description of the assumptions that drive the estimated fair value;
          o A discussion of the uncertainty associated with the key assumptions. For
             example, to the extent that you have included assumptions in your discounted
             cash flow model that materially deviates from your historical results, please
             include a discussion of these assumptions; and
          o A discussion of any potential events and/or circumstances that could have a
             negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Revenue Recognition, page 54

4.   Changes in job performance, job conditions, and estimated profitability may result in revisions to estimated costs and income related to construction revenues and are recognized in the period in which the revisions are determined. To the extent that changes in estimates related to an individual contract or multiple contracts materially impact your results in a period, please disclose and discuss the changes in estimates. This should include a discussion in MD&A of the impact of the change on your results of operations.

Liquidity and Capital Resources

Cash Flow, page 78

5.   Please expand your disclosures related to cash flows from operating activities to discuss the underlying reasons for changes in your working capital components, including accounts receivable and accounts payable.

Financial Statements

Notes to the Financial Statements

Note 10. Goodwill and Other Intangible Assets, Net, page 117

6.   The weighted average useful life of acquired management contracts was 13 years for the BI acquisition though the weighted average period before the next contract renewal/extension was only 1.3 years. Although the facility management contracts acquired have renewal and extension terms in the near term, you have historically maintained these relationships beyond the contractual periods. Please expand your disclosures in the notes to the financial statements or in critical accounting policies to discuss how you arrived at the appropriate amortization periods of facility management contracts based on your consideration of ASC 350-30-35-1 through 5, including significant estimates and assumptions used in your analysis to arrive at the appropriate amortization period and your basis for these significant estimates and assumptions used in your analysis. Please also disclose the weighted average useful lives for each category of intangible assets in addition to your current disclosure of the weighted average useful lives solely related to the BI acquisition.

Note 15. Commitments and Contingencies

Litigation, Claims and Assessments, page 130

7.   We note that in the August 2007 lawsuit the Commonwealth of Australia is seeking damages of up to approximately AUD 18 million plus interest. Given the length of time this item has been outstanding, please address the need to disclose the potential interest that may accrue on these potential damages. Furthermore, your disclosure regarding this lawsuit indicates that an unfavorable settlement could have a material adverse effect on your financial condition, results of operations, or cash flows. As such, please disclose either (a) the amount or range of reasonably possible loss in excess of the accrual or (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated. If you are unable to estimate the amount or range of reasonably possible loss for this lawsuit, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 through 50-5. Please include your proposed disclosures in your response.

Form 10-Q for the Period Ended September 30, 2012

Note 8. Discontinued Operations, page 12

8.   The termination of any management contracts by expiration or otherwise, may result in the classification of the assets, liabilities and cash flows associated with, and operating results of such management contracts, net of taxes, as a discontinued operation. Please expand your disclosures to better clarify how you determine when a termination of a management contract should be reflected as discontinued operations. Specifically, we note that there were multiple management contracts which were terminated during 2011 as disclosed on page 131 of your Form 10-K for the year ended January 1, 2012 but none of which were reflected as discontinued operations. In April 2012, the termination of the managed-only contract with the State of Mississippi has been reflected in discontinued operations pursuant to ASC 205-20. Please also tell us what consideration you gave to including your analysis regarding the classification of terminated management contracts within continuing or discontinued operations as a critical accounting policy in your Form 10-K.

Form 8-K filed August 13, 2012

9.   You present non-GAAP forward-looking information, including adjusted EBITDA, adjusted funds from operations, and adjusted pro forma earnings per share amounts. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

10.   You present adjusted funds from operations as a performance measure and reconcile this non-GAAP measure to income from continuing operations. You believe that this measure is useful to investors as it provides information regarding cash that your operating business generates before taking into account certain cash and non-cash items that are non-operational or infrequent in nature. Please expand your disclosures to clarify for investors how this measure, which appears to be a liquidity measure, is an appropriate performance measure. Furthermore, please help us understand how you determined that this is not a liquidity non-GAAP financial measure. Notwithstanding whether you deem this to be a liquidity or performance measure, please do not present this measure on a per-share basis given its similarity to a liquidity measure. Refer to Accounting Series Release 142.

11.   In arriving at Pro Forma Income from Continuing Operations, Adjusted EBITDA and Adjusted Funds From Operations, you adjust for items that you describe as unusual or nonrecurring. Please provide us with a breakdown of these amounts for each of these amounts for the nine months ended September 30, 2012 as well as each of the three years ended December 31, 2011 to help us better understand how you determined it was appropriate to characterize these as unusual or nonrecurring. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief